Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

October 17, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wise Origin Bitcoin Trust File No. 333-254652

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Wise Origin Bitcoin Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on March 24, 2021 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

RESPONSE TO COMMENT 1

The Sponsor, on behalf of the Trust, acknowledges the comments and looks forward to working with the Staff. The Sponsor, on behalf of the Trust, has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) on or about the date hereof in order to respond to the Staff’s comments and make other updates to the Registration Statement to reflect developments since the time the Registration Statement was originally filed.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

COMMENT 2 – GENERAL

Please disclose all omitted information as soon as it has been determined. By way of example, we note that you omit the identification of the initial Authorized Participant, the Exchange, the Transfer Agent, the Marketing Agent and the cash custodian, as well as inclusion of the material agreements as exhibits to the Registration Statement. Please revise to include this information in a subsequent amendment to the Registration Statement. Please also acknowledge that the Staff will need sufficient time to review this information when it is included in a subsequent amendment.

RESPONSE TO COMMENT 2

Pursuant to the Staff’s request, the Registration Statement and the preliminary prospectus included therein have been updated to disclose all information available at this time. Remaining omitted information will be disclosed in a further pre-effective amendment to the Registration Statement as soon as practicable but in any case before the Sponsor, on behalf of the Trust, requests acceleration of the effectiveness of the Registration Statement. The Sponsor will endeavor to include forms of omitted exhibits in one or more further pre-effective amendment to the Registration Statement as soon as practicable. The Sponsor confirms the Registration Statement will be amended with executed agreements prior to the time of its request for acceleration of effectiveness of the Registration Statement. The Sponsor acknowledges that the Staff will need time to review such information.

COMMENT 3 – GENERAL

The Staff refers the Trust to the Staff’s December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to the Trust’s facts and circumstances and revise the disclosure accordingly.

A. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

B. To the extent material, discuss how the bankruptcies of XX and XX and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

C. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

D. If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

E. Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

F. We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

G. To the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

H. Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

I. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

J. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

K. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

L. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

M. Describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

N. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

O. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

P. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.

•	Risk of loss of customer demand for your products and services.

•	Financing risk, including equity and debt financing.

•	Risk of increased losses or impairments in your investments or other assets.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

•	Risks from price declines or price volatility of crypto assets.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

RESPONSE TO COMMENT 3

Please refer to the Trust’s responses below.

A. The Trust refers the Staff to the “Risk Factors” section, and more specifically, the risk factor entitled “Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity,” which discusses the implications of recent developments in the crypto asset market. As the Trust has no operating history, these developments have not had any impact on the financial condition and results of operations. To the extent similar events occur in the future and have such an impact, appropriate disclosure would be included in the Trust’s periodic reports filed pursuant to the Securities Exchange Act of 1934 of in a prospectus or prospectus supplement, as applicable.

B. The Trust has not yet commenced operations. The Sponsor confirms that none of the service providers that the Trust has engaged or contemplates engaging have been materially affected by any prominent bankruptcies and other notable events in the digital asset industry, including, for the avoidance of doubt, events surrounding FTX and Terra Labs. However, the Amendment includes significant disclosure of these events and their effect on bitcoin, digital assets, and the digital asset industry generally.

C. The Trust refers the Staff to its response to Response 3(B) above. The Sponsor also notes that the disclosure has been updated to describe the recent regulatory events surrounding Binance and the effects those have had on the digital asset industry generally.

D. With respect to the safeguarding of the Trust’s crypto assets, the Sponsor refers the Staff to the disclosure in the prospectus under the heading “Custody of the Trust’s Assets”, which includes a description of the safekeeping procedures used by the Trust’s Custodian to hold the Trust’s bitcoin. With respect to policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest, the Sponsor refers the Staff to the disclosure in the prospectus under the heading “Conflicts of Interest” and the response to Comment 12 below.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

E. As the Trust has not commenced operations, this comment is inapplicable to the Trust and the Registration Statement.

F. The Trust will not issue crypto assets or hold crypto assets on behalf of third parties. Accordingly, the Sponsor does not believe this comment is applicable to the Trust and the Registration Statement.

G. The Trust will not issue crypto assets. Accordingly, the Sponsor does not believe this comment is applicable to the Trust and the Registration Statement.

H. The Trust refers the Staff to the sections entitled “Risk Factors” and “Suspension or Rejection of Redemption Orders” in the Registration Statement, which discuss the risks of excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals. In particular, please refer to the Risk Factors “The Trust is new, and if it is not profitable, the Trust may terminate and liquidate at a time that is disadvantageous to Shareholders,” and “Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, suspension or rejection under certain circumstances.”

I. The sole purpose of the Trust is to hold bitcoin for the benefit of its Shareholders. The Trust does not engage in any other activities in the crypto asset markets. Therefore, the Sponsor does not view the risk of any reputational harm as material in light of the circumstances. The Registration Statement includes disclosure on how disruptions such as those recently experienced in crypto asset markets could affect bitcoin, digital assets, and the digital asset industry. For example, please refer to the Risk Factor “The trading prices of many digital assets, including bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.”

J. The Shares of the Trust are offered and sold only to Authorized Participants who are registered broker-dealers under the Securities Exchange Act of 1934, members of the Financial Industry Regulatory Authority Inc. and have been confirmed to be U.S. Persons.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

K. The Trust refers the Staff to the section entitled “Risk Factors” in the Registration Statement, including, but not limited to the following risk factors: “Regulatory Risk”, “It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets in one or more countries”, and “Future regulations may require the Trust or the Sponsor to become registered, which may cause the Trust to liquidate.”

L. The Trust refers the Staff to the section entitled “Risk Factors” in the Registration Statement, including, but not limited to the following risk factors: “Regulatory Risk” and “Future and current regulations by a United States or foreign government or quasi-governmental agencies could have an adverse effect on an investment in the Trust.”

M. The Trust refers the Staff to the following Sections of the Registration Statement: “Risk Factors”, “Custody of the Trust’s Assets” and “Conflicts of Interest.” Specifically, the following Risk Factors articulate that risk:

•

Security threats and cyber-attacks could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the price of the Shares.

•	The Trust’s risk management processes and policies may prove to not be adequate to prevent any loss of the Trust’s bitcoin.

•	The Trust’s Custodian could become insolvent.

•	The Sponsor may need to find and appoint a replacement custodian quickly, which could pose a challenge to the safekeeping of the Trust’s bitcoin.

•	Limited recourse.

N. The Sponsor refers the Staff to the “Risk Factor” section of the Registration Statement, specifically the risk entitled: “Security threats and cyber-attacks could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the price of the Shares.”

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

O. The Trust has not yet commenced operations and therefore this comment is not applicable. However, the Registration Statement does include the risks of the impacts of crypto asset market disruptions on bitcoin liquidity and how such events may affect the Trust in the future. See the Risk Factors “Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity,” and “Liquidity Risk.”

P. The disclosure has been revised where applicable.

•	The Trust refers the Staff to the Risk Factor “The trading prices of many digital assets, including bitcoin, have experienced extreme volatility in recent periods and may continue to do so.”

•

The following disclosure has been added to the Registration Statement under the Risk Factor “The development and commercialization of the Trust is subject to competitive pressures.”: “In addition, to the extent that the Trust incurs transaction expenses in connection with the creation and redemption process, litigation expenses, indemnification obligations under the Trust’s service provider agreements and other extraordinary expenses that are not borne by the Sponsor, such expenses will be borne by the Trust. To the extent that the Trust fails to attract a sufficiently large amount of investors, the effect of such expenses on the value of the Shares may be significantly greater than would be the case if the Trust had attracted more assets.”

•	The Trust refers the Staff to the Risk Factor “The development and commercialization of the Trust is subject to competitive pressures.”

•	The Trust will not use any form of financing; therefore this comment is inapplicable.

•	There are no pending or known to be threatened legal proceedings or government investigations against the Trust or its affiliates related to the activities of the Trust.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

•	The Sponsor refers the Staff to the disclosure under the caption “Risk Factors – Risk Factors Related to Digital Assets”, which discusses the risks for price declines and volatility of crypto assets.

COMMENT 4 – RISK FACTORS

Please provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example, the risks presented by the environmental risks from bitcoin mining and the use of bitcoin in illicit transactions.

RESPONSE TO COMMENT 4

The Trust refers the Staff to the following sections in the Registration Statement: “Bitcoin and the Bitcoin Network”, “Risk Factors – Risk Factors Related to Digital Assets,” and “Risk Factors – Risk Factors Associated with Bitcoin and the Bitcoin Network.” With respect to the environmental risks from bitcoin mining, please refer to the Risk Factor “Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact and consequently affect the price of bitcoin.” With respect to the use of bitcoin in illicit transactions, please refer to the Risk Factor: “If the Bitcoin network is used to facilitate illicit activities, businesses that facilitate transactions in bitcoin could be at increased risk of criminal or civil lawsuits, or of having services cut off, which could negatively affect the price of bitcoin and the value of the Shares.”

COMMENT 5 – RISK FACTORS

Please revise the disclosure to address the competition you will face in launching and sustaining the Trust. Please also revise the risk factors to address the risks associated with this competition, including the risk that the Trust’s timing in reaching the market and the Trust’s fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of the product.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

RESPONSE TO COMMENT 5

The Sponsor has revised the disclosure to include the following Risk Factor:

The development and commercialization of the Trust is subject to competitive pressures.

The Trust and the Sponsor face competition with respect to the creation of competing products. The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. Smaller or early stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. In addition, the timing of the Trust in reaching the market and the fee structure of the Trust relative to similar products have a detrimental effect on the scale and sustainability of the Trust. Accordingly, the Sponsor’s competitors may commercialize a product involving bitcoin more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust, which in turn could cause the Sponsor to liquidate and terminate the Trust.

In addition, to the extent that the Trust incurs transaction expenses in connection with the creation and redemption process, litigation expenses, indemnification obligations under the Trust’s service provider agreements and other extraordinary expenses that are not borne by the Sponsor, such expenses will be borne by the Trust. To the extent that the Trust fails to attract a sufficiently large amount of investors, the effect of such expenses on the value of the Shares may be significantly greater than would be the case if the Trust had attracted more assets.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

COMMENT 6 – RISK FACTORS

Please discuss in the risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. Please also discuss the risks of manipulation, front-running, security failures or operational problems at bitcoin trading platforms.

RESPONSE TO COMMENT 6

The Sponsor refers the Staff to the Risk Factor “Spot markets on which bitcoin trades are relatively new and largely unregulated, and, therefore, may be more exposed to fraud and security breaches than established, regulated exchanges for other financial assets or instruments, which could have a negative impact on the performance of the Trust.” The Sponsor notes that the Amendment updated this disclosure to reflect significant events impacting bitcoin trading platforms through 2023, including the collapse of FTX Trading Ltd.

COMMENT 7 – THE TRUST AND BITCOIN PRICES

Please revise the disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:

•	Include a table with market share and volume information for each constituent trading platform comprising the index used to calculate the Fidelity Bitcoin Index PR;

•	Explain how the identified trading platforms are selected and describe how Fidelity Bitcoin Index PR is calculated by showing an example of the calculation;

•	Disclose the extent to which the Sponsor has discretion to select a different index; and

•	Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

RESPONSE TO COMMENT 7

•

The disclosure has been revised in accordance with the Staff’s comment to include a table with market share and volume information for each constituent trading platform comprising the Index. See “The Trust and Bitcoin Prices – Description of the Index Construction and Maintenance.”

•	The disclosure has been revised in accordance with the Staff’s comment. See “The Trust and Bitcoin Prices – Description of the Index Construction and Maintenance.”

•	The Sponsor refers the Staff to the Risk Factor “Right to change index.”

•

The following disclosure has been added to “The Trust and Bitcoin Prices – Description of the Index Construction and Maintenance”: “The Committee may from time to time add or remove other digital asset exchanges from the Index calculation without prior notice to the Trust or the Shareholders, and the Trust will not notify Shareholders of any such addition or removal.”

COMMENT 8 – CALCULATION OF NAV

Please include a materially complete description of the methodology to be used to calculate NAV and disclose how the Trust will value its bitcoin holdings for GAAP purposes. Please also inform the Staff how the Trust intends to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how the Trust’s valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

RESPONSE TO COMMENT 8

The Trust refers the Staff to the Sections entitled “Calculation of NAV” and “The Trust and Bitcoin Prices – Description of the Index Construction and Maintenance” in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

COMMENT 9 – CUSTODY OF THE TRUST’S ASSETS

Please revise to provide a materially complete discussion of the Trust’s bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of the Trust’s agreement with the Custodian;

•	Describe how the Custodian will store the private keys, including whether they will be commingled with assets of other customers, and the geographic location where they will be stored;

•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

•	Disclose whether and to what extent the Custodian carries insurance for any losses of the bitcoin that it custodies for the Trust.

RESPONSE TO COMMENT 9

•

For a description of the material terms of the Trust’s agreement with the Custodian, the Sponsor refers the Staff to the disclosure under the caption “Material Contracts – Custodial Services Agreement.”

•

The “Custody of the Trust’s Assets” section has been updated to include the following disclosure: “The Custodian will utilize certain security procedures such as passwords, encryption, internet connectivity, two-factor authentication process, proprietary verification protocols, interdepartmental measures, geographic redundancy of key hardware components, multi-signature wallets or telephone call-backs during the administration and operation of the Trust’s bitcoin account. The Custodian will maintain the Trust’s bitcoin in an omnibus wallet along with the assets of other customers of the Custodian, and the Trust’s bitcoin will be treated as fungible with the bitcoin of other clients.”

•

The “Custody of the Trust’s Assets” section has been updated to include the following disclosure: “The private keys related to the Trust’s bitcoin are not accessible to any person or entity except the Custodian, including the Sponsor. The Sponsor and the Trust’s service providers will have the ability to verify the existence of the Trust’s bitcoin through information provided from the Custodian and review of public blockchain data.”

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

•

The disclosure under the caption “Material Contracts – Custodial Services Agreement” has been revised to disclose that the Custodian is not required to maintain insurance, and any insurance it does obtain its solely for its own benefit and does not guarantee or insure the Trust or its Shareholders in any way.

COMMENT 10 – CREATION AND REDEMPTION OF SHARES

Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:

•

Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise;

•	Clarify whether the Sponsor may generally suspend creations, and, if so, the circumstances under which it may do so; and

•

Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

RESPONSE TO COMMENT 10

The Sponsor refers the Staff to the Sections entitled “Creation and Redemption of Shares”, which has been updated in accordance with the Staff’s comments. In addition:

•

With respect to the potential impact on the arbitrage mechanism of the price volatility, trading volume and price differentials across bitcoin trading platforms, the Sponsor refers the staff to the Risk Factor “The inability of Authorized Participants and market makers to hedge their bitcoin exposure may adversely affect the liquidity of Shares and the value of an investment in the Shares.”, which has been revised in accordance with the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

•

With respect to the potential impact on the arbitrage mechanism due to the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise, the Sponsor refers the Staff to the Risk Factor “Spot markets on which bitcoin trades are relatively new and largely unregulated, and, therefore, may be more exposed to fraud and security breaches than established, regulated exchanges for other financial assets or instruments, which could have a negative impact on the performance of the Trust.”

•

The Sponsor refers the Staff to the sections “Creation and Redemption of Shares –Rejection of Purchase Orders” “Creation and Redemption of Shares – Suspension or Rejection of Redemption Orders” and the Risk Factor “Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, suspension or rejection under certain circumstances.”

COMMENT 11 – CREATION AND REDEMPTION OF SHARES

Please discuss whether and to what extent the size of the Trust’s creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

RESPONSE TO COMMENT 11

The Trust refers the Staff to the Section entitled “Creation and Redemption of Shares.” Additionally, the following has been added to the disclosure:

Certain Authorized Participants are expected to be capable of participating directly in the spot markets. Some Authorized Participants or their affiliates may from time to time buy or sell bitcoin and may profit in these instances. To the extent that the activities of Authorized Participants have a meaningful effect on the bitcoin market, it could affect the price of bitcoin and impact the ability of the Authorized Participants to effectively arbitrage the difference between the price of which

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

the shares trade and the net asset value of the Trust. The Sponsor believes that the size and operation of the bitcoin market, relative to the expected volume of creation and redemption activity, make it unlikely that Authorized Participants’ direct activities in the bitcoin or securities markets will significantly affect the price of bitcoin or the Shares.

In addition, the following disclosure has been added to the end of the second paragraph in the section “Additional Information About the Trust – The Trust”:

The Sponsor recognizes that the size of the Baskets may have impact the effectiveness of the arbitrage mechanism of the Trust’s creation and redemption process, and accordingly may adjust the size of the Baskets to enhance the activities of the Authorized Participants in the secondary market for the Trust’s Shares.

COMMENT 12 – CONFLICTS OF INTEREST

Please revise to disclose all existing and potential conflicts of interest between the Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether the Trust has a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to its employees, the Sponsor, or any of its affiliates.

RESPONSE TO COMMENT 12

The Trust refers the Staff to the Section entitled “Conflicts of Interests.” The Sponsor and its affiliates are not required to adopt policies and procedures for the pre-clearance of bitcoin-related transactions because bitcoin is not a security. However, the Sponsor and its affiliates are covered by an organization-wide code of ethics that prohibits associates from taking unfair advantage of their relationship with the Sponsor and/or its affiliates to benefit themselves or another party.

United States Securities and Exchange Commission

Division of Corporation Finance

October 17, 2023

COMMENT 13– EXPERTS

Please revise the Section entitled “Experts” to include the information thereunder in a subsequent amendment to the Registration Statement.

RESPONSE TO COMMENT 13

This Section will be completed in a subsequent pre-effective amendment.

COMMENT 14 – FINANCIAL STATEMENTS

Please confirm the Trust will file audited financial statements in a pre-effective amendment as soon as they are available in order to allow the Staff sufficient time to complete its review.

RESPONSE TO COMMENT 14

The Trust confirms the audited financial statements and the opinion and consent of the Trust’s independent accounting firm will be provided prior to requesting effectiveness of the Trust’s Registration Statement and acknowledges that the Staff will need time to review such information.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren